Exhibit 99.1
For immediate release

IMI PROVIDES OPERATIONAL UPDATE AND PREVIEWS
FISCAL 2004 RESULTS

•	Significantly advanced commercialization of PREVU* Skin Sterol Test
•	Expanded scientific validation of products
•	Poised to generate revenue

Toronto, Ontario (March 8, 2005) - - Predictive medicine company IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) today provided investors with a year-end operating update and previewed financial results for the fourth quarter and fiscal year ended December 31, 2004.

“Fiscal 2004 was an eventful year, with the completion of a significant worldwide marketing agreement with McNeil Consumer Healthcare, Canada, for our cardiovascular products, continuing advances in our clinical program and new publications and presentations,” said Dr. Brent Norton, President and Chief Executive Officer. “These accomplishments speak strongly to the scientific credibility and growth opportunities for our products.”

Dr. Norton continued, “Looking ahead, fiscal 2005 will be a pivotal year for IMI. We are poised to generate revenue from PREVU* Point of Care Skin Sterol Test, which is currently being commercialized in Canada, the U.S. and select markets in Europe, where it is available as a point-of-care test. We are also aiming to advance two additional formats of our skin sterol technology. Another key focus will be on accelerating development of our cancer products with new clinical studies.

Additionally, to date this year three papers about our skin sterol technology have already been accepted for future publication in leading medical journals, including the American Heart Journal. Earlier this week, exciting new data on PREVU* presented at the American College of Cardiology annual conference attracted positive international media coverage, and we expect to present at similar forums later this year. These are all important accomplishments that will add significant value to our business.”

Operational Review
Advancing commercialization of PREVU* Skin Sterol Test
During 2004, IMI worked with McNeil to brand the company’s skin sterol technology as PREVU* Skin Sterol Test, a complex process that ranged from software enhancements to extended dating on the test kits. IMI shipped product to McNeil in the second and fourth quarters of 2004 and received license revenue in the second, third and fourth quarters for total annual revenue of approximately $485,000.

McNeil is establishing a high profile in the professional market with the active promotion of PREVU* POC to the medical community through a number of marketing vehicles. McNeil has demonstrated the test to cardiovascular specialists at major medical conferences in Canada, the U.S., and, most recently, the United Kingdom. These include the Canadian Cardiovascular Congress, the American Heart Association annual conference, and the American College of Cardiology annual meeting earlier this week, among others.

Presentation of new clinical data for cardiovascular and cancer products
During the year IMI continued to strengthen the credibility of its products and raise the company’s profile with the international medical community:

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In May, new data on LungAlert™ was presented at the 100th Annual American Thoracic Society (ATS) international annual conference in Orlando, Florida, confirming that LungAlert’s reactivity in sputum samples may be useful as an initial screening test to identify high-risk subjects who would benefit from other tests, such as spiral computed tomography.

•
In July, clinical trial results for the company’s breast cancer test were published in the prestigious American Cancer Society journal Cancer. The data showed that IMI’s test demonstrated a statistically significant difference between early-stage breast cancer and non-cancerous samples, which demonstrates the test’s effectiveness in identifying early-stage disease.

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PREVU* Point of Care Skin Sterol Test was the subject of a presentation at the Canadian Cardiovascular Congress in October. These findings confirmed that skin sterol provides new information about heart disease risk in patients on statin drug therapy independent of traditional risk factors. This trial also provided important new data about skin sterol levels, which were higher in patients with a history of stroke, angina and diabetes. Conversely, blood markers did not positively correlate with prior stroke, angina or diabetes.

Initiated important new clinical study
In December, IMI started a new multi-center skin sterol study, led by the prestigious Montreal Heart Institute. The study will determine whether skin sterol values measured by PREVU* Point of Care Skin Sterol Test are substantially equivalent to skin sterol values as measured by IMI’s new lab-processed format of the test, PREVU* Skin Sterol Test LT. Successful completion of this trial will pave the way for additional product approvals in key markets as well as milestone payments.

Increased market presence
IMI continued to broaden its relationships with the professional investment community in Canada as well as the United States, where the company engaged The Investor Relations Group (IRG). IMI is also working to increase public awareness of its unique products, with recent coverage in The Wall Street Journal, Chicago Tribune, National Post, Calgary Herald and Toronto Star, among others, and in numerous trade publications.

Enhanced breadth and depth of Board of Directors
In June, Ron Henriksen was appointed to IMI’s Board of Directors, bringing a wealth of international knowledge and international perspective. Mr. Henriksen has more than 30 years of experience in the healthcare field, working in the pharmaceutical, biotechnology, consulting and venture capital industries.

Financial Highlights (unaudited)
IMI recorded revenue of approximately $485,000, consisting of product sales to McNeil as well as license revenue.

IMI’s cash burn for the fourth quarter was within management’s expectations. Expenses increased about 25 percent from fiscal 2003, reflecting higher research and development costs related to clinical trials, product development and increased general and administrative expenses.

As at December 31, 2004, the company had cash, cash equivalents and short-term investments totaling approximately CDN$5.2 million. Management believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities and product sales, IMI’s existing cash resources together with investment tax credits receivable will be sufficient to meet current operating and capital requirements through at least 2005.

IMI will file complete audited financial results on March 31, 2005.

Subsequent to Year End
In January, new skin sterol data from a study conducted independently at the University of Vienna was published in the January edition of the Journal of Clinical Chemistry. This initial data showed that skin sterol might be a useful monitoring tool for patients taking statins.

Also in January, IMI initiated a new clinical trial at the University of British Columbia to evaluate the relationship between skin sterol values and a variety of new and established coronary artery disease (CAD) markers, including ankle/brachial blood pressure index (ABI) and vascular compliance, in high-risk patients.

In late February, IMI announced that amendments approved by the U.S. Food and Drug Administration (FDA) to accelerate AtheroGenics, Inc.’s ARISE (Aggressive Reduction of Inflammation Stops Events) clinical trial will increase patient enrollment and provide IMI with valuable new data on skin sterol and its relationship to primary events such as heart attacks and stroke sooner than expected. The ARISE study is expected to be completed in the first quarter of 2006.

In early March, IMI filed a new patent application with the United States Patent and Trademark Office (PTO) related to a new format of PREVU* Skin Sterol Test. This patent, titled Method and Apparatus for Non-Invasive Measurement of Skin Tissue Cholesterol, further establishes IMI’s leadership in non-invasive cardiovascular disease risk assessment and broadens the company’s intellectual property position around PREVU* Skin Sterol Test in major world markets.

Earlier this week, new data was presented at the 54th Annual Scientific Session of the American College of Cardiology, in Orlando, Florida, showing a strong correlation between skin sterol and increased carotid intima-media thickness (CIMT), a well-established marker of atherosclerosis, in patients with no symptoms of vascular disease. CIMT is an independent predictor of myocardial infarction and stroke. The findings of the study, titled Skin Cholesterol Content Identifies Subclinical

Atherosclerosis in Asymptomatic Adults, by Wendy S. Tzou, Maureen E. Mays, Claudia E. Korcarz, Susan E. Aeschlimann and James H. Stein, will be published in the American Heart Journal later this year.

Outlook
“While we cannot provide any guidance on the volume or timing of sales of PREVU*, we are encouraged by the response of the medical community to date,” continued Dr. Norton. “We do expect to record revenue in 2005, but how and when that happens will be determined by McNeil. Our focus is on driving our clinical program to support additional new regulatory claims for PREVU* and to advance the lab-processed and home-use formats of the test to strengthen the overall value and potential of our skin sterol technology.”

“We also intend to move forward aggressively with our cancer portfolio in 2005, with new as well as expanded studies,” added Dr. Norton. “We are entering a growth phase that we believe will generate significant long-term value for our shareholders.”

Conference Call and Webcast
IMI will hold a conference call and webcast tomorrow, March 9, 2005, at 10 a.m. ET. To access the conference call, please dial (416) 640-4127 in Toronto, or 1 (800) 814-4862 elsewhere in North America. A live audio webcast will be available at www.imimedical.com, and will be subsequently archived for three months. To access the replay via telephone, which will be available until March 16, 2005, please dial (416) 640-1917 or (877) 289-8525 and enter the passcode 21116488#.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are being marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contact	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com